Exhibit 99.1

ReneSola Appoints President of China Division

JIASHAN, China, March 26, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced it has appointed Mr. Xiaoliang Liang as president of the Company’s China division. In this newly-created position, Mr. Liang will head sales and systems development across China.

ReneSola CEO Mr. Xianshou Li remarked, “While China leads the world in the number of solar panels exported, it lags behind many countries in terms of the number of solar panels installed. This is changing, however, and we believe the Chinese market has impressive growth prospects. In 2012, we believe the number of installations could reach 5 gigawatts (“GW”), compared to approximately 2 GW in 2011 and 1 GW in 2010. By 2015, the Chinese government expects China to reach 15 GW of solar installations, which would make China one of the largest solar markets in the world.”

Mr. Li continued, “In anticipation of this growth, we have established a division focused solely on China, which will be headed by Xiaoliang Liang. His many years of experience in project development and renewable energy in China will help build our business domestically. We expect to increase the sales of our modules used in China through an on-the-ground business development team and improved sales and marketing efforts. We will rely on Xiaoliang’s leadership in choosing successful solar projects for our modules. In addition, Xiaoliang will help support our global operations as we look to expand our presence in both developed and emerging solar markets.”

Mr. Liang has a diverse business development and engineering background with over seven years developing renewable energy and electric power. Prior to joining ReneSola, he was the director of project development at AES China, where he led its wind power project development business and worked on hydro and thermal power project developments in China, from 2010 to 2011. From 2006 to 2010, he served as a business director at Gamesa Energy, where he led a team in developing more than 2 GW of wind farms in northern and eastern China. Mr. Liang also worked as an engineer at China International Water and Electric Corporation from 2003 to 2006. He holds a master’s degree from North China University of Water Resources and Electric Power and a bachelor’s degree from Tsinghua University.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, high production quality, and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Ltd

Tel: +86-573-8473-9011

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com